Exhibit 99.9

AGREED FORM

GOVERNANCE AGREEMENT

This Governance Agreement (this “Agreement”) is entered into as of [●], 2025, by and among Twenty One Capital, Inc., a Texas corporation (“Pubco”), Tether Investments, S.A. de C.V., an El Salvador sociedad anónima de capital variable (together with its Affiliates, “Tether”), iFinex, Inc., a British Virgin Islands company (together with its Affiliates, “Bitfinex”), and Stellar Beacon LLC, a Delaware limited liability company (together with its Affiliates, “SoftBank” and, together with Tether and Bitfinex, the “Significant Shareholders”). Pubco, Tether, Bitfinex and SoftBank are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

WHEREAS, on April 22, 2025, (a) Pubco, (b) Cantor Equity Partners, Inc., a Cayman Islands exempted company (“SPAC”), (c) Twenty One Merger Sub D, a Cayman Islands exempted company (“SPAC Merger Sub”), (d) Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), (e) Tether, (f) Bitfinex and (g) solely for the purposes of certain sections defined therein, SoftBank, entered into that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement and contemporaneously with the execution of this Agreement, (a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company (the “SPAC Merger”), and (b) the Company will merge with and into Company Merger Sub, with Company Merger Sub continuing as the surviving company (the “Company Merger” and, together with the SPAC Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”). As a result of the Mergers, SPAC Merger Sub and Company Merger Sub will become wholly owned subsidiaries of Pubco, Pubco will become a publicly traded company, and the Significant Shareholders will become shareholders of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement; and

WHEREAS, in connection with the Transactions, the Significant Shareholders and Pubco desire to enter into this Agreement with respect to all Pubco Securities (as defined below) that such Significant Shareholders now or hereafter Beneficially Own or own of record, and each of Pubco and each Significant Shareholder has determined that it is in its best interests to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and understandings set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any subpoena or request for information), hearing or proceeding, by or before any Person, including any Governmental Entity.

“Affiliate” means, with respect to any Person, another Person that controls, is controlled by, or is under common control with, such first Person, including, without limitation, any general partner, officer, director or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise; provided, that for the purposes of this Agreement, (a) no Significant Shareholders nor any Person that would otherwise be deemed an Affiliate of such Significant Shareholder pursuant to this definition shall be deemed to be an Affiliate of Pubco or any of its Subsidiaries and (b) neither Pubco nor any Subsidiary thereof shall be deemed to be an Affiliate of any Significant Shareholder nor any Person that would otherwise be deemed an Affiliate of such Significant Shareholder pursuant to this definition. For the avoidance of doubt, with respect to SoftBank, the term “Affiliate” shall include any limited partnership whose manager or general partner is controlled, directly or indirectly, by SoftBank Group Corp., and all affiliates and investees of such limited partnership.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in the State of Texas are authorized or required by Law to close.

“Bylaws” means the bylaws of Pubco, as may be amended, restated or amended and restated from time to time in accordance with the terms thereof and pursuant to applicable Law.

“Certificate of Formation” means the Certificate of Formation of Pubco as may be amended, restated or amended and restated from time to time in accordance with the terms thereof and pursuant to applicable Law.

“Class A Common Stock” means the shares of Class A Common Stock, par value $0.01 per share, of Pubco, which shall have the rights and obligations attached to them as set out in the Pubco Organizational Documents.

“Class B Common Stock” means the shares of Class B Common Stock, par value $0.01 per share, of Pubco, which shall have the rights and obligations attached to them as set out in the Pubco Organizational Documents.

“Director” means a member of the Pubco Board.

“Equity Securities” means (a) any shares of Class A Common Stock and any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), shares of Class A Common Stock, including options and warrants, (b) any shares of Class B Common Stock and any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), shares of Class B Common Stock, including options and warrants, and (c) any other equity-linked instruments, including tracking stock or other securities linked to the value of equity securities of Pubco or any of its businesses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fraud” means actual and intentional fraud, with elements of scienter and reliance, as defined by the common law of the State of Texas.

“Fraud Claim” means any Action to the extent based upon Fraud.

“Governmental Entity” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body with competent jurisdiction.

“Group” means Pubco together with its Subsidiaries.

“Independent Director” means a Director that satisfies NYSE Listing Rule 303A.02 or such similar rule as may be in effect from time to time or such other national securities exchange upon which Pubco’s equity securities are then listed.

“Independent Officer” means an officer of Pubco who is not, and has not been within the past three years, (i) a director, officer, employee or consultant of Tether or Bitfinex, (ii) a holder of any equity interests (other than equity interests held through a publicly traded mutual fund or similar diversified investment vehicle) in Tether or Bitfinex or any of their respective Affiliates or (iii) a person who has any material business or familial relationship with Tether or Bitfinex that could reasonably be expected to interfere with such person’s exercise of independent judgment.

“Initial CCO” means the individual identified as the initial Chief Compliance Officer in Schedule 3.

“Initial CEO” means the individual identified as the initial CEO in Schedule 3.

“Initial CFO” means the individual identified as the initial Chief Financial Officer in Schedule 3.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law (including fiduciary duties), ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Necessary Action” means, with respect to a specified result, all actions (to the extent such actions are permitted by applicable Law, are within the relevant Party’s control and do not conflict with the terms of this Agreement) necessary to cause such result, including (a) voting or providing a written consent or proxy with respect to Pubco Securities, (b) causing the adoption of shareholders’ resolutions and amendments to the Certificate of Formation, (c) executing agreements and instruments, (d) causing the members of the Pubco Board to take such actions (to the extent allowed by applicable law) and/or (e) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations, publications or similar actions that are required to achieve such result.

“Nominating Shareholders” means the Tether Affiliate Group Nominator and SoftBank.

“NYSE” means the NYSE Stock Market or such other national securities exchange upon which Pubco’s equity securities are then listed.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Entity.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Pubco Board” means the board of directors of Pubco.

“Pubco Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Pubco Organizational Documents” means the Certificate of Formation and the Bylaws.

“Pubco Securities” means (a) any Equity Securities, (b) any Equity Securities issued or issuable upon the exercise of any warrant or other right to acquire Equity Securities and (c) any securities of Pubco that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) or (b) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation or company, a majority of the total voting power of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tether Affiliate Group” means Tether and Bitfinex (for the avoidance of doubt, references to “Tether Affiliate Group” shall refer to Tether and Bitfinex together, and not individually or alternatively, for all purposes hereunder).

“Tether Affiliate Group Nominator” means Tether.

“Votes” means the number of votes entitled to be cast on matters submitted to a vote of the shareholders of Pubco.

“Voting Securities” means (i) for so long as Class B Common Stock are in existence, only and exclusively the Class B Common Stock, or (ii) if, and only if, no shares of Class B Common Stock are then outstanding, the Class A Common Stock, and any other class of capital stock or other securities of Pubco that is entitled to vote on matters submitted to a vote of the shareholders of Pubco.

“Voting Percentage” means, with respect to each Party, at any given time, a fraction (expressed as a percentage) calculated by dividing (i) the aggregate number of Votes entitled to be cast in respect of the Voting Securities Beneficially Owned by such Party by (ii) the aggregate number of Votes entitled to be cast by all holders of the then-outstanding Voting Securities.

2 Pubco Board.

2.1 Term. The Parties hereby agree that each Director shall serve for a term of one year from the date of their election and until their successor is elected and qualified or until his or her earlier death, retirement, disqualification, resignation or removal in accordance with the Texas Business Organizations Code, this Agreement or the Pubco Organizational Documents. The Parties hereby agree that each Director shall be eligible for reappointment and may serve for successive terms without limitation. The Parties shall take all steps reasonable and necessary to effectuate the foregoing.

2.2 Meetings. Regular meetings of the Pubco Board shall be convened quarterly, or at such other frequency as may be agreed upon by the Significant Shareholders. Meetings may be held in person or by teleconference.

2.3 Board Members. Upon the consummation of the Transactions (the “Closing”), the Pubco Board shall consist of seven Directors comprised of:

(a) four individuals, at least two of which must be Independent Directors, initially designated by the Tether Affiliate Group Nominator and thereafter designated for nomination pursuant to Section 2.4(a) or Section 2.6 of this Agreement (each, a “Tether Affiliate Group Director”);

(b) two individuals, at least one of which must be an Independent Director, initially designated by SoftBank and thereafter designated for nomination pursuant to Section 2.4(b) or Section 2.6 of this Agreement (each, a “SoftBank Director”); and

(c) the Chief Executive Officer of Pubco (the “CEO”).

For the avoidance of doubt, the initial SoftBank Directors shall be Jared Roscoe and Vikas J. Parekh and the initial Tether Affiliate Group Directors shall be Paolo Ardoino, Zachary Lyons, Robert “Bo” Hines and [●]. At the Closing, the Tether Affiliate Group Nominator shall cause each of the Tether Affiliate Group Directors to execute and deliver to Pubco a letter of resignation, in form and substance reasonably satisfactory to each Significant Shareholder, which provides that such individual resigns from the Pubco Board and all committees thereof. Such resignation shall become effective immediately upon request by the Tether Affiliate Group Nominator. At the Closing, SoftBank shall cause each of the SoftBank Directors to execute and deliver to Pubco a letter of resignation, in form and substance reasonably satisfactory to each Significant Shareholder, which provide that such individual resigns from the Pubco Board and all committees thereof. Such resignation shall become effective immediately upon request by SoftBank.

2.4 Designation Rights. Subject to the terms and conditions of this Agreement, from and after the Closing:

(a) Tether Affiliate Group Directors. The number of individuals that the Tether Affiliate Group Nominator shall be entitled to designate for nomination to the Pubco Board shall be determined as follows; provided, however, that nothing in this Section 2.4(a) shall limit or otherwise affect any other nomination rights Tether or Bitfinex may have pursuant to the Certificate of Formation, the Bylaws or applicable law (including Rule 14a-11 under the Exchange Act):

(i) if the Tether Affiliate Group’s Voting Percentage is greater than or equal to 50%, the Tether Affiliate Group Nominator shall be entitled to designate for nomination four individuals, two of which must be qualified to serve as Independent Directors, to the Pubco Board to serve as Tether Affiliate Group Directors;

(ii) if the Tether Affiliate Group’s Voting Percentage is less than 50% but greater than or equal to 30%, the Tether Affiliate Group Nominator shall be entitled to designate for nomination three individuals, one of which must be qualified to serve as an Independent Director, to the Pubco Board to serve as Tether Affiliate Group Directors;

(iii) if the Tether Affiliate Group’s Voting Percentage is less than 30% but greater than or equal to 20%, the Tether Affiliate Group Nominator shall be entitled to designate for nomination two individuals, one of which must be qualified to serve as an Independent Director, to the Pubco Board to serve as Tether Affiliate Group Directors;

(iv) if the Tether Affiliate Group’s Voting Percentage is less than 20% but greater than or equal to 10%, the Tether Affiliate Group Nominator shall be entitled to designate for nomination one individual to the Pubco Board to serve as Tether Affiliate Group Director; and

(v) if the Tether Affiliate Group’s Voting Percentage is less than 10%, the Tether Affiliate Group Nominator shall not be entitled to designate for nomination any individual to the Pubco Board pursuant to this Section 2.4(a).

No delay by the Tether Affiliate Group Nominator in nominating any individuals to the Pubco Board pursuant to this Section 2.4(a) shall impair its right to subsequently designate for nomination any individuals to the Pubco Board pursuant to this Section 2.4(a). In the event that the Tether Affiliate Group Nominator has designated for nomination fewer than the total number of nominees that the Tether Affiliate Group Nominator is entitled to designate for nomination to the Pubco Board pursuant to this Section 2.4(a), the Tether Affiliate Group Nominator shall have the right, at any time, to designate for nomination such additional nominees to the Pubco Board to which they are entitled, in which case, Pubco and SoftBank shall take all Necessary Action to enable the Tether Affiliate Group Nominator to designate for nomination and effect the election or appointment of such additional individual(s) to the Pubco Board. In the event that the number of Tether Affiliate Group Director(s) on the Pubco Board exceeds the number the Tether Affiliate Group Nominator is entitled to designate for nomination under this Section 2.4(a), the Tether Affiliate Group Nominator shall within five Business Days use its commercially reasonable efforts to procure the resignation of such number of Tether Affiliate Group Director(s) representing the excess Tether Affiliate Group Director(s), without such Tether Affiliate Group Directors(s) seeking compensation for loss of office and waiving all claims that he or she may have against the Group and its respective directors, officers and employees. The Tether Affiliate Group Nominator covenants and agrees that, as a condition to the appointment or nomination of any individual to the Pubco Board pursuant to this Agreement after the Closing, it shall obtain from such individual a duly executed letter of resignation substantially in the form described in Section 2.3, providing for such individual’s immediate resignation from the Pubco Board and all committees thereof upon request by the Tether Affiliate Group Nominator.

(b) SoftBank Directors. The number of individuals that SoftBank shall be entitled to designate for nomination to the Pubco Board shall be determined as follows; provided, however, that nothing in this Section 2.4(b) shall limit or otherwise affect any other nomination rights SoftBank may have pursuant to the Certificate of Formation, the Bylaws or applicable law (including Rule 14a-11 under the Exchange Act):

(i) if SoftBank’s Voting Percentage is greater than or equal to 20%, SoftBank shall be entitled to designate for nomination two individuals, one of which must be qualified to serve as an Independent Director, to the Pubco Board to serve as SoftBank Directors;

(ii) if SoftBank’s Voting Percentage is less than 20% but greater than or equal to 10%, SoftBank shall be entitled to designate for nomination one individual to the Pubco Board to serve as SoftBank Director; and

(iii) if SoftBank’s Voting Percentage is less than 10%, SoftBank shall not be entitled to designate for nomination an individual to the Pubco Board pursuant to this Section 2.4(b). No delay by SoftBank in nominating an individual to the Pubco Board pursuant to this Section 2.4(b) shall impair its right to subsequently designate for nomination an individual to the Pubco Board pursuant to this Section 2.4(b). In the event that SoftBank has designated for nomination fewer than the total number of nominees that SoftBank is entitled to designate for nomination to the Pubco Board pursuant to this Section 2.4(b), SoftBank shall have the right, at any time, to designate for nomination such additional nominees for nomination to the Pubco Board, in which case, Pubco and the Tether Affiliate Group shall take all Necessary Action to enable SoftBank to designate for nomination and effect the election or appointment of such individual to the Pubco Board. In the event that the number of SoftBank Director(s) on the Pubco Board exceeds the number SoftBank is entitled to designate for nomination under this Section 2.4(b), SoftBank shall within five Business Days use its commercially reasonable efforts to procure the resignation of such number of SoftBank Director(s) representing the excess SoftBank Director(s), without such SoftBank Director(s) seeking compensation for loss of office and waiving all claims that he or she may have against the Group and its respective directors, officers and employees. SoftBank covenants and agrees that, as a condition to the appointment or nomination of any individual to the Pubco Board pursuant to this Agreement after the Closing, it shall obtain from such individual a duly executed letter of resignation substantially in the form described in Section 2.3, providing for such individual’s immediate resignation from the Pubco Board and all committees thereof upon request by SoftBank.

2.5 Removal; Resignation. Except as provided in Section 2.4, and subject to Texas Business Organizations Code, a Tether Affiliate Group Director or SoftBank Director (each, an “Investor Director”) may be removed from the Pubco Board only upon the written request or consent of the Nominating Shareholder entitled to designate for nomination such individual pursuant to Section 2.4, and no Significant Shareholder shall vote to remove, or not vote to elect, any Investor Director other than in accordance with the terms of this Agreement. Any Investor Director may resign at any time upon notice to Pubco. If a Nominating Shareholder notifies Pubco that such Nominating Shareholder desires to remove an Investor Director previously designated for nomination by such Nominating Shareholder, then the Parties shall take all Necessary Action to cause the removal of such Investor Director, including voting all of such Investor Director’s eligible Pubco Securities in favor of, or executing a written consent authorizing, such removal. Any removal, resignation or replacement of the CEO shall be pursuant to the terms and conditions set forth in the Pubco Organizational Documents.

2.6 Vacancies. In the event that a vacancy is created on the Pubco Board at any time by the death, disability, retirement, resignation (except, for the avoidance of doubt, as pursuant to the resignation procedures outlined in Section 2.4) or removal of any Investor Director pursuant to the terms hereof, the Nominating Shareholder that designated for nomination such individual pursuant to Section 2.4 shall be entitled to designate for nomination an individual to fill such vacancy, in which case, the Parties shall take all Necessary Action to enable such Nominating Shareholder to designate for nomination and effect the election or appointment of such individual to the Pubco Board.

2.7 Chairperson of the Board. The chairperson of the Pubco Board (the “Chairperson”) shall be appointed from time to time by the Pubco Board from among the Independent Directors. The Chairperson shall preside at all meetings of the Pubco Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Pubco Board in accordance with the Pubco Organizational Documents. The Chairperson shall not have any special voting rights or a casting vote in the event of a tie.

2.8 Committees.

(a) From and after the Closing, Pubco shall cause the Pubco Board to establish and maintain the following committees of the Pubco Board, each of which shall make decisions by a simple majority of its members:

(i) an audit committee (the “Audit Committee”), composed of three directors who are all Independent Directors and otherwise eligible to serve on an audit committee under Rule 10A-3 promulgated under the Exchange Act, which shall (x) review and approve the audited and unaudited financial statements and monthly management accounts of the Group, (y) review and approve transactions with related parties, and (z) have such other powers and authority as the Board may provide by resolution;

(ii) a compensation committee (the “Compensation Committee”), composed of three Independent Directors, which shall (x) review and approve the compensation of the executive officers of the Group and such other employees of the Group as are assigned thereto by the Pubco Board, (y) administer any incentive compensation plans of the Group approved by the Pubco Board and (z) have such other powers and authority as the Pubco Board may provide by resolution; and

(iii) a nominating and corporate governance committee of the Pubco Board (the “Nominating and Governance Committee”), composed of three Independent Directors, which shall (w) develop the criteria and qualifications for membership on the Pubco Board, (x) subject to the terms of this Agreement, recruit, review and recommend to be nominated candidates for election to the Pubco Board or to fill vacancies on the Pubco Board, (y) review candidates proposed by shareholders and conduct appropriate inquiries into the background and qualifications of any such candidates and (z) have such other powers and authority as the Pubco Board may provide by resolution.

(b) For so long as (i) SoftBank’s Voting Percentage is greater than or equal to 10% and (ii) at least one of the SoftBank Directors is an Independent Director eligible to serve on an audit committee under Rule 10A-3, SoftBank shall be entitled to appoint at least one such Independent Director from among the SoftBank Directors to each of the Audit Committee, Compensation Committee and Nominating and Governance Committee.

(c) For so long as either the Tether Affiliate Group’s Voting Percentage or SoftBank’s Voting Percentage is greater than or equal to 10%, Directors designated by such Nominating Shareholder will have proportionate representation on any ad hoc or special committee of the Pubco Board, unless (i) such proportionate representation is prohibited by applicable Law or (ii) an actual conflict of interest prevents such Director(s) from serving on such committee.

(d) In addition to the duties described in Section 2.8(a)(i), the Audit Committee shall have the authority to review and approve the following matters:

(i) the declaration and payment of any dividends by Pubco;

(ii) the repurchase of any shares of Pubco Common Stock;

(iii) any capital expenditures by the Group that exceed, in the aggregate, $5,000,000 in any fiscal year; and

(iv) the provision of any perquisites to the executive officers of Pubco, other than those approved as part of existing compensation arrangements.

(e) Pubco shall adopt and maintain charters of such committees and any related policies and procedures consistent with the provisions of this Section 2.8 and shall operate in accordance therewith.

2.9 Quorum.

(a) A quorum of the Pubco Board for the transaction of any business shall be the presence of a majority of Directors, including:

(i) (x) at least two Tether Affiliate Group Directors, if the Tether Affiliate Group Nominator is entitled to designate for nomination at least two individuals to the Pubco Board to serve as Tether Affiliate Group Directors pursuant to Section 2.4(a), or (y) one Tether Affiliate Group Director, if the Tether Affiliate Group Nominator is entitled to designate for nomination only one individual to the Pubco Board to serve as Tether Affiliate Group Director pursuant to Section 2.4(a);

(ii) one SoftBank Director, if SoftBank is entitled to designate for nomination one or more individuals to the Pubco Board to serve as a SoftBank Director pursuant to Section 2.4(b); and

(iii) one Independent Director (which, for the avoidance of doubt, may also be a Tether Affiliate Group Director or a SoftBank Director included for purposes of quorum under prongs (a) and (b) of this Section 2.9(a), as applicable).

(b) In the event that a quorum of the Pubco Board is not met pursuant to Section 2.9(a), Pubco shall take all Necessary Action to adjourn the meeting of the Pubco Board to no later than seven calendar days after the date on which the meeting was initially scheduled to be held (such adjourned meeting, the “Second Board Meeting”). If a quorum is not met at the Second Board Meeting, Pubco shall take all Necessary Action to adjourn the meeting of the Pubco Board for seven calendar days (such adjourned meeting, the “Third Board Meeting”), provided that a number of Directors present at such Third Board Meeting representing at least a majority of members of the Pubco Board shall constitute a valid quorum.

2.10 Expenses; Indemnification; Insurance.

(a) Pubco shall cause the Investor Directors to be reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Pubco Board and any Committees, including travel, lodging and meal expenses.

(b) For so long as an Investor Director is serving as a Director, (i) Pubco shall provide such Director with the same expense reimbursement, benefits, indemnity, exculpation, advancement of expenses and other arrangements provided to the other Directors (in their capacity as Directors), and (ii) Pubco shall not amend, alter or repeal any right to indemnification, advancement of expenses or exculpation covering or benefiting such Investor Director as and to the extent consistent with applicable Law, the Pubco Organizational Documents and any indemnification agreements with Directors (whether such right is contained in such organizational documents or another document), except to the extent such amendment or alteration permits Pubco to provide broader or substantially similar indemnification or exculpation rights on a retroactive basis than permitted prior thereto. Any indemnification provided to an Investor Director by Pubco shall be prior in right to any indemnification obligations to such Investor Director by his or her Nominating Shareholder or any Affiliate thereof.

(c) Pubco shall (i) purchase directors’ and officers’ liability insurance in an amount determined by the Pubco Board to be reasonable and customary and (ii) for so long as an Investor Director serves as a Director, maintain such coverage with respect to such Investor Directors; provided that upon removal or resignation of such Investor Director for any reason, Pubco shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of not less than six years from any such event in respect of any act or omission occurring at or prior to such event.

2.11 Further Actions. Pubco hereby agrees to take all Necessary Action to (i) call, or cause the Pubco Board to call, a meeting of shareholders of Pubco as may be necessary to cause the election as Directors of those individuals designated for nomination by any of the Nominating Shareholders pursuant to this Section 2 and (ii) include in the slate of nominees recommended by the Pubco Board for election at any meeting of shareholders (and in any election by written consent) called for the purpose of electing as Directors the individuals designated for nomination by any of the Nominating Shareholders pursuant to this Section 2 and to designate for nomination and recommend each such individual to be elected as a Director as provided herein, and to use the same efforts to cause the election of such nominees as it uses to cause other nominees recommended by the Pubco Board to be elected, including soliciting proxies or consents in favor thereof.

2.12 Management. The day-to-day operations of the Group shall be managed by the management team of Pubco, which, from the Closing, shall initially be composed of the Initial CEO, the Initial CFO and the Initial CCO. At all times, the Chief Compliance Officer and the General Counsel of Pubco shall each be Independent Officers. For the avoidance of doubt, the Chief Compliance Officer of Pubco may be the same person as the General Counsel of Pubco.

2.13 Authority to Approve Issuances of Equity and Debt. Subject to prior consultation with the Audit Committee, the Pubco Board shall have the authority to approve (a) the issuance of any Equity Securities of Pubco, and (b) the incurrence or issuance of any indebtedness or debt securities by Pubco. For the avoidance of doubt, the role of the Audit Committee pursuant to this Section 2.14 shall be consultative only and shall not include any consent or veto right with respect to such decisions of the Pubco Board.

2.14 Agreement to Vote. Each Party hereby agrees to take all Necessary Action to vote, or cause to be voted, all Pubco Securities over which such shareholder has the power to vote or direct the voting, and will take all Necessary Action to elect or appoint or cause to be elected or appointed to the Board and cause to be continued in office the individuals identified pursuant to Section 2.4 to be elected as directors.

3. Reserved Matters. In addition to any other vote, consent or approval required by the Pubco Organizational Documents, this Agreement or applicable Law:

(a) (i) for so long as the Tether Affiliate Group’s Voting Percentage is greater than or equal to 20%, Pubco shall not, and shall cause its Subsidiaries not to, take or agree to take any of the actions included in Schedule 1 (the “20% Reserved Matters”), in each case without the prior approval of each Director designated for nomination by the Tether Affiliate Group Nominator, which consent may be withheld in each such Director’s sole discretion, and (ii) for so long as the Tether Affiliate Group’s Voting Percentage is greater than or equal to 10%, Pubco shall not, and shall cause its Subsidiaries not to, take or agree to take any of the actions included in Schedule 2 (the “10% Reserved Matters”), in each case without the prior approval of each Director designated for nomination by the Tether Affiliate Group Nominator, which consent may be withheld in each such Director’s sole discretion; and

(b) (i) for so long as SoftBank’s Voting Percentage is greater than or equal to 20%, Pubco shall not, and shall cause its Subsidiaries not to, take or agree to take any of the 20% Reserved Matters, in each case without the prior approval of each Director designated for nomination by SoftBank, which consent may be withheld in each such Director’s sole discretion, and (ii) for so long as SoftBank’s Voting Percentage is greater than or equal to 10%, Pubco shall not, and shall cause its Subsidiaries not to, take or agree to take any of the 10% Reserved Matters, in each case without the prior approval of each Director designated for nomination by SoftBank, which consent may be withheld in each such Director’s sole discretion.

Subject to applicable Law, all matters raised at a meeting of the Pubco Board except in respect of each of the 20% Reserved Matters and the 10% Reserved Matters shall be decided by a simple majority vote of all Directors present and voting at a duly convened meeting of the Pubco Board. Notwithstanding anything to the contrary in this Agreement, but subject to any provision of the Certificate of Formation, the Parties acknowledge that the actions of Directors are subject to applicable fiduciary duties under Texas law.

4. Representations and Warranties of the Significant Shareholders. Each Significant Shareholder hereby represents and warrants, severally and not jointly, to Pubco, as of the date hereof as follows:

4.1 Power and Authority; Consents. Such Significant Shareholder has the requisite capacity and authority to enter into and perform its obligations under this Agreement. No authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary on the part of such Significant Shareholder for the execution, delivery and performance of this Agreement by such Significant Shareholder, other than any public reports as may be required under the Exchange Act or the rules and regulations thereunder.

4.2 Due Authorization. This Agreement has been duly executed and delivered by such Significant Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Pubco, this Agreement constitutes the valid and binding agreement of such Significant Shareholder, enforceable against such Significant Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

4.3 Non-Contravention. The execution and delivery of this Agreement by such Significant Shareholder does not, and the performance by such Significant Shareholder of its obligations hereunder shall not: (a) conflict with or violate any of the certificate of formation or bylaws or any equivalent organizational documents of such Significant Shareholder; (b) require any consent by any Person under, violate or conflict with, or constitute a default under, give rise to a termination (or right of termination) under, create or accelerate any obligations under, or create a lien on any of the assets of such Significant Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Significant Shareholder is a party or by which such Significant Shareholder or its property or assets is bound; or (c) any Law to which such Significant Shareholder or its property or assets is subject that, individually or in the aggregate, would reasonably be expected to impair or adversely affect the ability of such Significant Shareholder to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement in a timely manner.

4.4 Legal Actions. There is no Action pending against such Significant Shareholder or, to the knowledge of such Significant Shareholder, any other Person or, to the knowledge of such Significant Shareholder, threatened against such Significant Shareholder or any other Person that, individually or in the aggregate, would reasonably be expected to impair or adversely affect the ability of such Significant Shareholder to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement in a timely manner.

5. Consistency of Organizational Documents. The Parties agree to take all Necessary Action to ensure that the Pubco Organizational Documents and the organizational documents of each of Pubco’s Subsidiaries, as they may be amended from time to time, shall not at any time be amended to be inconsistent or conflict with the terms of this Agreement. Notwithstanding anything to the contrary in the Pubco Organizational Documents, in the event of any inconsistency or conflict between the Pubco Organizational Documents and this Agreement, the terms of this Agreement shall control.

6. Termination. This Agreement shall terminate and be of no further force or effect upon (and contemporaneously with) the earlier of: (a) the mutual written agreement of the Parties and (b) the date on which either the Tether Affiliate Group’s Voting Percentage or SoftBank’s Voting Percentage is less than 10%; provided, however, that (i) Section 2.10 and Section 7 in their entireties shall survive the termination of this Agreement and (ii) nothing herein shall relieve any Party from liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement.

7. Miscellaneous.

7.1 Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.2 Assignment. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of Law, or otherwise, without the prior written consent of the other Parties. Subject to the first sentence of this Section 7.2, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Section 7.2 shall be void, ab initio.

7.3 Amendments; Modifications; Waivers. This Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the Parties (or in the case of a waiver, by the waiving Party).

7.4 No Waiver. No failure or delay by a Party in exercising any right, power or remedy under this Agreement, and no course of dealing between the Parties, shall operate as a waiver of any such right, power or remedy of such Party. No single or partial exercise of any right, power or remedy under this Agreement by a Party, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such Party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a Party shall not constitute a waiver of the right of such Party to pursue other available remedies. No notice to or demand on a Party not expressly required under this Agreement shall entitle the Party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.5 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the Parties are entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise. The Parties further acknowledge and agree to waive any requirement for the security or posting of any bond in connection with any such equitable remedy.

7.6 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by facsimile, email or other electronic means, with affirmative confirmation of receipt (excluding out-of-office replies or other automatically generated responses), (c) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Tether, to:

Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador
Attn: Investments Legal
Email: investments.legal@tether.to (with a copy to legal@tether.to)

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate,
EC2N 4BQ London
Attn:  Lorenzo Corte
           Maria Protopapa
Email: lorenzo.corte@skadden.com
           maria.protopapa@skadden.com

If to Bitfinex or Pubco, to:

c/o iFinex c/o SHRM Trustees (BVI) Limited, Trinity Chambers, PO Box 4301, Road Town, Tortola, VG1110, BVI

Attn:  Legal

Email: legal@tether.to (with a copy to investments.legal@tether.to)

If to SoftBank, to:

Stellar Beacon LLC
300 El Camino Real
Menlo Park, CA 94025
Attn: Legal Department
Email: dl-sbsp-notice@softbank.com

with a copy (which will not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004
Attn: Matthew B. Goodman
          Mario Schollmeyer
Email: goodmanm@sullcrom.com
           schollmeyerm@sullcrom.com

7.7 Governing Law; Jurisdiction.

(a) Subject to Section 7.7(b), this Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Texas, without regard to the conflict of Laws principles or rules thereof to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Subject to Section 7.5, any unresolved controversy or claim arising out of or relating to this Agreement, except (a) as otherwise provided in this Agreement or (b) any such controversies or claims for which a provisional remedy or equitable relief is sought, shall be submitted to mandatory, final and binding arbitration before the American Arbitration Association (“AAA”), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq., and in accordance with AAA’s Commercial Arbitration Rules and Mediation Procedures for Large, Complex Commercial Disputes then in effect, except as modified herein. Any Party may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with AAA and giving a copy of such demand to each of the other Parties. The number of arbitrators shall be three (the “Tribunal”). The Parties agree that the claimant (or claimants jointly), on one hand, and the respondent (or respondents jointly), on the other hand, shall nominate one arbitrator for appointment by the AAA. The third arbitrator, who shall act as the chairman of the Tribunal, shall be nominated by agreement of the two party-nominated arbitrators, within 30 calendar days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, the Parties shall request that AAA select an arbitrator having extensive commercial experience that is sufficient given the nature of this Agreement. Where there is more than one claimant and/or more than one respondent, unless otherwise agreed, the Parties hereby agree that they represent two separate sides for the purposes of the formation of the Tribunal as claimant and respondent, respectively. The seat, or legal place, of arbitration shall be Dallas. The language to be used in the arbitral proceedings shall be English. The Parties’ agreement to arbitrate set out in this Section 7.7(b) shall be governed by the Laws of Texas. Without prejudice to the Parties’ agreement to arbitrate set out in this Section 7.7(b), any Party may apply to a competent court for an interim injunction or attachment or such interim relief as may be available to it prior to the issuance of a final arbitral award, or any other order in aid of arbitration after any final arbitral award to maintain the status quo or prevent irreparable harm. Any arbitral award made pursuant to this Section 7.7(b) shall be final and binding on the Parties and may be entered in any court having jurisdiction thereof. Each Party irrevocably consents to the service of process in any Action relating to this Agreement or the Transactions, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 7.6. The parties to such arbitration shall keep any such arbitration confidential and shall not disclose, other than as necessary to the proceedings, the existence of the arbitration, any information, testimony or documents submitted during the arbitration or received from any other party, a witness or the Tribunal in connection with the arbitration, and any award, unless and to the extent that disclosure is required by Law or is necessary for permitted court proceedings, such as proceedings to recognize or enforce an award. In connection with any proceeding contemplated by Section 7.5, the sole and exclusive forum for any of the filing, adjudication and trial of any such dispute based upon or arising out of or related to this Agreement or the transactions contemplated hereby shall be the Business Court in the First Business Court Division of the State of Texas (the “Business Court”), or, if the Business Court determines that it lacks jurisdiction, the United States District Court for the Northern District of Texas, Dallas Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the state district court of Dallas County, Texas (the “Dallas Court”)]. Each Party acknowledges and agrees that this Agreement and the transactions contemplated hereby are an integral part of the Business Combination Agreement and the transactions contemplated by this Agreement constitute “qualified transactions” as defined in Section 25A.001 of the Texas Government Code, and each Party agrees that in any such proceeding contemplated by Section 7.5, it shall not contest the jurisdiction of or challenge venue in the Business Court (or the Federal Court or Dallas Court, as necessary) as proper under any grounds, including forum non conveniens or other doctrines.

7.8 WAIVER OF JURY TRIAL. EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

7.9 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different Parties in separate counterparts, with the same effect as if all Parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

7.10 Headings; Interpretation. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party. Unless the context otherwise requires, (a) all references to Sections or Exhibits are to Sections or Exhibits contained in or attached to this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) the use of the word “including” in this Agreement shall be by way of example rather than limitation, and (e) the word “or” shall not be exclusive (i.e., unless the context requires otherwise, “or” shall be interpreted to mean “and/or” rather than “either/or”).

7.11 Expenses. Other than as contemplated in this Agreement, including Section 2.10, and the Business Combination Agreement, all costs and expenses incurred in connection with this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

7.12 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

7.13 Several Liability. The liability of any Significant Shareholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Significant Shareholder be liable for any other Significant Shareholder’s breach of such other Significant Shareholder’s representations, warranties, covenants, or agreements contained in this Agreement.

7.14 No Recourse. Notwithstanding anything that may be expressed or implied herein (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party to this Agreement may be a partnership or limited liability company, each Party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, shareholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Related Party”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise), by or on behalf of such Party against the Related Parties, by the enforcement of any assessment or by any Action, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Related Party, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding anything to the contrary in the foregoing, a Related Party may have rights, liabilities and/or other obligations under any documents, underwriting arrangements, agreements, or instruments delivered prior to or contemporaneously herewith or otherwise if such Related Party is party or has third-party beneficiary rights to such document, underwriting arrangement, agreement or instrument or as otherwise set forth therein. Except to the extent otherwise set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon or arising out of this Agreement, or the negotiation, execution or performance hereof, may only be brought against the entities that are named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Each Related Party is intended as a third-party beneficiary of this Section 7.14.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date and year first written above.

PUBCO:

TWENTY ONE CAPITAL, INC.

By:
Name:
Title:

[Signature Page to Governance Agreement]

TETHER:

TETHER INVESTMENTS, S.A. DE C.V.

By:
Name:
Title:

[Signature Page to Governance Agreement]

BITFINEX:

IFINEX, INC.

By:
Name:
Title:

[Signature Page to Governance Agreement]

SOFTBANK:

STELLAR BEACON LLC

By:
Name:
Title:

[Signature Page to Governance Agreement]

Schedule 1

20% Reserved Matters

The 20% Reserved Matters, subject to Texas law, will include the following actions:

1.	Any material alteration in the nature of the Group’s business, including changes to the scope of Pubco or any of its Subsidiary’s asset management activities, including its management of cash and Bitcoin reserves, and any changes that would result in Pubco or any Subsidiary becoming an investment company.

2.	Any sale of Bitcoin by the Group, other than sales needed for the purpose of funding operations of Pubco with a maximum aggregate value in any fiscal year not to exceed the lesser of (A) $1 million, and (B) 10% of the annual operating expenses budget approved by the Pubco Board.

3.	Approval of the terms and conditions of any financing transaction involving the Group, including any issuance of bonds, shares, rights, convertible securities or equity linked securities.

4.	Amendments of the certificate of formation, bylaws or other constituent documents of Pubco that are adverse to a Party that holds 20% Reserved Matters rights.

5.	Any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, Pubco Securities.

6.	Change in size of the Pubco Board.

7.	Approval of the remuneration of the directors.

8.	Any transaction involving a related party exceeding $100,000 in value (whether cash or in kind), individually, or $500,000 in value (whether cash or in kind), in the aggregate or any amendments or modifications thereto, waivers related thereto or non-automatic renewals thereof or any amendments or modifications to. non-automatic renewals of or waivers of any related-party agreements, contracts or arrangements that exist as of the Closing, including the Services Agreement.

9.	Any changes to decisions that require approval by the Audit Committee.

10.	Any changes to any material governance policies of Pubco (including the ethics and code of conduct, insider trading policy, AML/sanctions policy, and BTC Custody policy).

11.	Any change to the jurisdiction of incorporation/organization of Pubco.

12.	Any M&A transaction with an aggregate value exceeding $1 million in aggregate transaction value or consideration.

13.	Any declaration and issuance/payment of any dividends or buybacks.

14.	The selection of Pubco’s independent auditor.

15.	Any contract, arrangement or engagement involving fees paid to any financial advisory service firm, investment bank or similar firm, in each case exceeding an aggregate value of $1,000,000 in any 12-month period.

16.	Any changes to the compensation of the Initial CEO, Initial CFO and Initial CCO, the dismissal/termination of the Initial CEO, Initial CFO or Initial CCO or subsequent CEO, CFO or CCO, the appointment of any replacement CEO, CFO or CCO, as well as any compensation determinations with respect to any such replacements.

Schedule 2

10% Reserved Matters

The 10% Reserved Matters, subject to Texas law, will include the following actions:

1.	Amendments of the Pubco Organizational Documents that are adverse to a Party that holds 20% Reserved Matters rights.

2.	Any material alteration in the nature of the Group’s business, including changes to the scope of Pubco or any of its subsidiaries’ asset management activities, including its management of cash and Bitcoin reserves, and any changes that would result in Pubco or any Subsidiary becoming an investment company.

3.	Any sale of Bitcoin by the Group, other than sales needed for the purpose of funding operations of Pubco with a maximum aggregate value in any fiscal year not to exceed the lesser of (A) $1 million, and (B) 10% of the annual operating expenses budget approved by the Pubco Board.

4.	Any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, Pubco Securities.

5.	Change in size of the Pubco Board.

6.	Any transaction involving a related party exceeding $100,000 in value (whether cash or in kind), individually, or $500,000 in value (whether cash or in kind), in the aggregate, or any amendments or modifications thereto, waivers related thereto or non-automatic renewals thereof or any amendments or modifications to, non-automatic renewals of or waivers of any related-party agreements, contracts or arrangements that exist as of the Closing, including the Services Agreement.

7.	Any changes to decisions that require approval by the Audit Committee.

8.	Any changes to any material governance policies of Pubco (including, but not limited to, the ethics and code of conduct, insider trading policy, AML/sanctions policy, and BTC Custody policy).

9.	Any change to the jurisdiction of incorporation/organization of Pubco.

10.	Any contract, arrangement or engagement involving fees paid to any financial advisory service firm, investment bank or similar firm, in each case exceeding an aggregate value of $1,000,000 in any 12-month period.

Schedule 3

Initial Pubco Management Team

The management team of Pubco shall initially be composed of:

1.	Jack Mallers as the Initial CEO.

2.	Steven Meehan as the Initial CFO.

3.	[●] as the Initial CCO.